North Square Investments, LLC CODE OF ETHICS

The purpose of this Code of Ethics (“Code”) is to help cause and confirm that North Square Investments, LLC (“NSI”) personnel place the interests of Clients ahead of their own personal interests. As described below, this Code applies to all employees of NSI. All full-time employees of NSI are considered Access Persons, since it may be possible that they may have access to non-public information about securities transactions, holdings or recommendations for Client accounts. This Code and certain policies in the NSI Compliance Manual set forth the standards of business conduct required of Access Persons to comply with Federal Securities Laws.

1.	Standards of Business Conduct

NSI actively fosters a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by our Clients is something we value and endeavor to protect. To further that goal, we have adopted this Code and separately implemented policies and procedures as part of the NSI Compliance Manual in areas such as gifts and entertainment, outside business activities, and political contributions to help prevent fraudulent, deceptive and manipulative practices, and to achieve compliance with the Federal Securities Laws and the fiduciary duties owed to our Clients.

We have affirmative duties of care, honesty, loyalty and good faith to act in the best interests of our Clients. Our Clients’ interests are paramount and come before our personal interests. Our employees are expected to behave as fiduciaries with respect to our Clients. This means that each must protect Client assets (including nonpublic information about the Client, or a Client’s account) and always act in the best interest of Clients. We must also strive to identify and avoid conflicts of interest however such conflicts may arise.

North Square employees must not:

●	employ any device, scheme or artifice to defraud a Client;

●	make any untrue statement of a material fact to a Client or omit to state to a Client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

●	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a Client;

●	engage in any manipulative practice with respect to a Client;

●	use their positions, or any investment opportunities presented by virtue of their positions, to personal advantage or to the detriment of a Client; or

●	conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to Clients as a fiduciary.

Access Persons are expected to comply not merely with the “letter of the law,” but with the spirit of the law, this Code, the Foreside Fund Services LLC (“Foreside”) Code (for Registered Representatives as defined below) and the NSI Compliance Manual. Should you have any questions as to what is required under this Code, you should contact the Chief Compliance Officer (“CCO”).

We note that certain references in this Code are made to Foreside requirements for Registered Representatives that may be in place from time to time. It is meant to be helpful in pointing out that Registered Representatives are required to disclose to Foreside, among other things, Mutual Fund Only Accounts, to request approval in advance for opening any Reportable or Mutual Fund Only Account and to engage in any outside business activity. There may be other requirements imposed by Foreside, from time to time, and Registered Representatives should stay current with Foreside’s requirements.

2.	Definitions

As used in the Code, the following terms have the following meanings:

A.	Access Persons currently means all employees of NSI since they have, or could have access to, non-public information about securities transactions, holdings or recommendations for Client accounts. The CCO may make exceptions in the determination of who is an access person.

B.	Automatic Investment Plan means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including, but not limited to, any dividend reinvestment plan (DRIP).

C.	Beneficial Ownership means any interest by which you or any household member, directly or indirectly, derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

D.	Disclosable Accounts means any account that is not a Non-Reportable Account (such as a Mutual Fund Only Account, as described below).

E.	Material Non-Public Information is generally defined as non-public information regarding any security (including a derivative) or issuer that a reasonable investor would likely consider important when making an investment decision, and where the release of that information to the public would likely affect the price of the security.

F.	Non-Reportable accounts for NSI include:

1.	Accounts that cannot hold any other type of security except open-end mutual funds (“Mutual Fund Only Accounts”). Registered reps must continue to report these accounts to Foreside.

2.	529 savings accounts which own only open-end mutual funds; and

3.	Insurance policies or annuities that own securities where neither you nor any immediate family member has the ability to exercise direct or indirect control.

G.	Registered Representative is a term that describes someone who is licensed to sell securities and is sponsored by a firm registered with the Financial Industry Regulatory Authority (FINRA). Currently this means employees or independent contractors of NSI who are registered in this capacity with Foreside.

H.	Reportable Accounts for North Square means any account capable of holding a Reportable Security (as defined below), including a managed account, even if you or a household member do not affect or direct the trading of Reportable Securities in that account.

I.	Reportable Securities for North Square means any security for the purposes of this Code of Ethics including exchange traded funds (“ETFs”), closed-end funds, notes and financial derivatives, and, except as provide below in Non-Reportable Securities all public or private securities.

J.	Non-Reportable Securities for North Square means any shares issued by open-end funds (mutual funds), other than funds advised or sub-advised by NSI or its affiliates, direct obligations of the Government of the United States, municipal securities, annuities, currencies and commodities, commercial paper, banker acceptances, and bank certificates of deposit.

3.	General Requirements and Restrictions

A.	Limit on Percentage of Ownership. Access Persons may not hold more than 5% of the outstanding securities of a single company without the approval of the CCO.

B.	Conflicts of Interest. Employees must disclose any conflicts of interest, or situations that may appear to be a conflict of interest, to the CCO.

C.	Forfeitures. In the event employee trading activity violates the Code the CCO may work with NSI senior leadership to determine whether any profits should be forfeited to charity, or if it results in an adverse impact to one or more Clients for the benefit of the Client(s).

D.	Reporting Violations. Any Access Person who believes that a violation of this Code has taken place must promptly report that violation to the CCO or to the CCO’s designee. Additionally, in the event that the CCO is involved in the violation, Access Persons may report violations to NSI Legal or the CEO. To the extent that such reports are provided to a designee (where the CCO is not involved), the designee shall provide periodic updates to the CCO with respect to violations reported. Access Persons may make these reports anonymously and no adverse action shall be taken against any such person making such a report in good faith.

E.	Waivers. The CCO may grant waivers of any restriction in appropriate circumstances as determined by the CCO and will maintain records necessary to justify such waivers.

F.	Disclosure of Reportable Accounts. Access Persons must disclose all Reportable Accounts to the CCO and instruct their brokers to provide timely duplicate account statements and confirms to the CCO, ideally through Star Compliance.

G.	Handling of Material Non-Public, Non-Public Personal Information, or Confidential Information. Always properly safeguard any confidential information you obtain in the course of your work.

1.	Any time you think you might have come into possession of Material Non-Public Information, alert the CCO via phone promptly other than information received pursuant to an NDA covering NSI. No other action, or communication of this information, can occur without an NSI determination confirming if the matter is Material Non-Public Information, and how to proceed.

2.	Any time you believe you might have come into possession of Non-Public Personal Information (that has not previously been addressed) of an individual investor, alert the CCO via phone promptly. Do not distribute this information until NSI has determined the sensitivity of the issue. NSI will review and consider steps to prevent the data from entering NSI’s environment or add additional protections as appropriate.

4.	Pre-clearance and Reporting Procedures

All reporting obligations (personal transaction requests, quarterly code of ethics certifications, political contribution requests, outside activities, etc.) should be made through NSI’s online compliance system (Star Compliance).

If you cannot access your account for any reason or if you are experiencing a technical issue, please notify our CCO (uskreppen@northsquareinvest.com) or Nick Saunoris (nsaunoris@northsquareinvest.com)

Pre-clearance for New Reportable Accounts

1.	For Non-Registered Representatives: new Reportable Accounts, as defined above, do not require pre-clearance, but must be reported within 10 business days and added to NSI’s online compliance system.

2.	For Registered Representatives: In addition to the above requirements for all Access Persons, prior to opening an account, Registered Representatives must provide written notice and receive prior written consent from Foreside concerning any outside brokerage accounts and Mutual Fund Only Accounts.

B.	Securities Transactions

Effective 8/1/23, North Square has determined that its employees (even though we consider all full-time employees to be ACCESS individuals), normally DO NOT have access to sub-advisor research, voting records, or trades other than what is provided after the fact on product fact sheets other than information received pursuant to an NDA covering NSI. In light of this, we are eliminating the need to preapprove most trades.

Non-public information: If at anytime an employee becomes aware of non-public information, please contact the CCO via phone. The CCO will determine whether it requires us to add it to a Restricted List and/or put an information barrier around the security in question.

Employees must still preapprove IPO and Private Placements.

IPO, and Private Placement Restrictions: Employees may not acquire any securities issued as part of an IPO, Private Placement, absent prior approval of the CCO or the CCO’s designee. IPOs are generally prohibited, but approval may be granted in very special circumstances, such as when you already have equity in the company and are offered shares, or a family member has been offered shares as an employee. Registered Representatives are further restricted from participating in equity IPOs under FINRA Rule 5130.

The approval process for IPO, Private Placement will take into account, among other factors, whether the security would or even could (especially with respect to private placements) be purchased by a Client, and whether (if so permitted) the investment opportunity should be reserved for a Client. Employees should allow for at least 3 days for compliance to confirm a trade does not compete with the interests of Clients. All approvals are good for 7 calendar days. If you require additional time, you must request an extension.

No Access Person shall review his or her own reports or approve his or her own preclearance or exemptions from this Code. When such actions are to be undertaken with respect to a personal transaction of the CCO, CCO designee, NSI Legal or the CEO will perform such actions as are required of the CCO by this Code.

Pre-clearance is not required for the following (although such accounts remain Reportable Accounts):

(i)	Purchases or sales of any security except an IPO or Private Placement.

(ii)	Purchases or sales which are part of an Automatic Investment Plan or DRIP; and

(iii)	Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

Access Persons should consult with the CCO if there are any questions about whether one of the exemptions listed above applies to a given transaction. In addition, from time to time and in the sole discretion of the CCO, we will maintain a “Restricted List” of securities in which Access Persons may not trade.

C.	Reporting Procedures

1.	Initial and Annual Holdings Reports. Each Access Person must submit a report through NSI’s online compliance system (i) not later than ten (10) days after becoming an Access Person, reflecting the Access Person’s Reportable Accounts and holdings of Reportable Securities as of a date not more than 45 days prior to becoming an Access Person; and (ii) annually, on a date selected by the CCO, as of a date not more than 45 days prior to the date the report was submitted.

Holdings reports must contain the following information:

(a)	the title and type of security and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

(b)	the name of any broker, dealer or bank with which the Access Person maintains a Reportable Account in which any Reportable Securities are held for the Access Person’s direct or indirect benefit; and

(c)	the date the Access Person submits the report.

2.	Quarterly Reports. Within 30 days after the end of each calendar quarter, each Access Person must submit a report covering all transactions in Reportable Securities.

Transactions reports shall contain the following information:

(a)	the date of the transaction, the title and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

(b)	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(c)	the price of the security at which the transaction was effected;

(d)	the name of the broker, dealer or bank with or through which the transaction was effected; and

(e)	the date the Access Person submits the report.

D.	Exceptions to Pre-Clearance Requirements. The reporting requirements apply to all transactions in Reportable Securities other than:

1.	transactions with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control; and

2.	transactions effected pursuant to an Automatic Investment Plan or DRIP

Although Access Persons are not required to pre-clear transactions in accounts for which the Access Person does not have direct or indirect control, the Access Person must certify that he or she does not have direct or indirect control upon the initial reporting of the account and on a quarterly basis thereafter.

Granting third-party discretionary investment authority over an account does not, by itself, exempt an account from the reporting requirements. Similarly, trusts over which an Access Person is the grantor or beneficiary may also be subject to the reporting requirements, regardless of whether a trustee has management authority. NSI may, among other things, request certifications from third-party managers regarding the Access Person’s influence over the account. If an Access Person is unsure as to whether an account is qualified for the exception, he or she should consult with the CCO.

In the event the discretion over the account changes such that the Access Person has direct or indirect control, the Access Person must promptly report to the CCO and begin providing quarterly transactions for the account.

5.	Whistleblower Policy.

This policy establishes procedures for the receipt, review, and retention of Reporting Person (defined below) complaints relating to the Adviser’s compliance program and internal controls. The Adviser is committed to complying with all applicable rules from

Federal, State, and Local agencies. While the Adviser does not encourage frivolous complaints, the Adviser does expect its officers, employees, and agents to report any material irregularities and other suspected wrongdoing regarding questionable practices. It is the Adviser’s policy that its employees may submit complaints of such information on a confidential and anonymous basis without fear of dismissal or retaliation of any kind.

The Chief Compliance Officer is responsible for overseeing the receipt, investigation, resolution, and retention of all complaints submitted pursuant to this policy.

This policy was adopted in order to:

(i)	Cause violations to be disclosed before they can disrupt the business or operations of the Adviser, or lead to serious loss;

(ii)	Promote a climate of accountability and full disclosure with respect to the Adviser’s compliance program, internal controls, and Code of Ethics; and

(iii)	Ensure that no individual feels at a disadvantage for raising legitimate concerns.

This policy provides a means whereby individuals can safely raise, at a high level, serious concerns and disclose information that an individual believes in good faith relates to violations of our Compliance Manual, Code of Ethics, or law.

Reporting Persons Protected

This policy and the related procedures offer protection from retaliation against officers, employees, and agents who make any complaint with respect to perceived violations (referred to herein as a “Reporting Person”), provided the complaint is made in good faith. “Good faith” means that the Reporting Person has a reasonably held belief that the complaint made is true and has not been made either for personal gain or for any ulterior motive.

The Adviser will not discharge, demote, suspend, threaten, harass, or in any manner discriminate or otherwise retaliate against any Reporting Person in the terms or conditions of his employment with the Adviser based upon such Reporting Person’s submitting in good faith any complaint regarding a Compliance Violation. Any acts of retaliation against a Reporting Person will be treated by the Adviser as a serious violation of Adviser policy and could result in dismissal.

Scope of Complaints

The Adviser encourages employees and officers (“Inside Reporting Persons”) as well as non-employees such as agents, consultants and investors (“Outside Reporting Persons”) to report irregularities and other suspected wrongdoings, including, without limitation, the following:

(i)	Fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Adviser;

(ii)	Fraud or deliberate error in preparation and dissemination of any financial, marketing, informational, or other information or communication with regulators and/or the public;

(iii)	Deficiencies in or noncompliance with the Adviser’s Code of Ethics and internal controls; and

(iv)	Misrepresentation or false statement to or by a senior officer of the Adviser regarding any matters in violation of state, federal, and/or local securities laws.

Confidentiality of Complaint

The Chief Compliance Officer will keep the identity of any Inside Reporting Person confidential and privileged under all circumstances to the fullest extent allowed by law, unless the Inside Reporting Person has authorized the Adviser to disclose his identity.

The Chief Compliance Officer will exercise reasonable care to keep the identity of any Outside Reporting Person confidential until it launches a formal investigation. Thereafter, the identity of the Outside Reporting Person may be kept confidential, unless confidentiality is incompatible with a fair investigation, there is an overriding reason for identifying or otherwise disclosing the identity of such person, or disclosure is required by law, such as where a governmental entity initiates an investigation of allegations contained in the complaint. Nothing in this policy prohibits any Supervised Person from initiating communications directly with, or responding to any inquiry from, or providing testimony before, the SEC, FINRA, any other self-regulatory organization or any other state or federal regulatory authority, regarding a possible securities law violation.

Submitting Complaints

Inside Reporting Persons should submit complaints in accordance with the following procedures:

(i)	Complaints must be submitted in writing and mailed in a sealed envelope addressed as follows: The Chief Compliance Officer, Confidential- To be Opened Only by the Chief Compliance Officer.

(ii)	If they so desire, Inside Reporting Persons may request to discuss their complaint with the Chief Compliance Officer by indicating such desire and including their name and telephone number in the complaint.

(iii)	Inside Reporting Persons may report violations on an anonymous basis. The Chief Compliance Officer urges any employee that is considering making an anonymous complaint to strongly consider that anonymous complaints are, by their nature, susceptible to abuse, less reliable, and more difficult to resolve. In addition, employees considering making an anonymous complaint should be aware that there are significant rights and protections available to them if they identify themselves when making a complaint, and that these rights and protections may be lost if they make the complaint on an anonymous basis. Therefore, the Adviser encourages employees to identify themselves when making reports of Compliance Violations. In responding to anonymous complaints, the Chief Compliance Officer will pay due regard to:

(a)	The fairness to any individual named in the anonymous complaint;

(b)	The seriousness of the issue raised;

(c)	The credibility of the information or allegations in the complaint, with allegations that are speculative or that do not have a specific factual basis being likely to receive less credence; and

(d)	The ability to ascertain the validity of the complaint and appropriately resolve the complaint without the assistance and cooperation of the person making the complaint.

Outside Reporting Persons should submit complaints concerning violations in accordance with the following procedures:

(i)	Complaints may be submitted by e-mail or by a written letter in a sealed envelope addressed as follows: The Chief Compliance Officer, Confidential - To be Opened Only by the Chief Compliance Officer.

(ii)	Outside Reporting Persons are required to disclose their identity in any complaints submitted under this policy. Complaints submitted by non-employees on an anonymous basis may not be reviewed.

Investigation of Complaints

(i)	Upon receipt of a complaint, the Chief Compliance Officer (or his designated representative) will confirm the complaint pertains to a violation. Investigations will be conducted as quickly as possible, taking into account the nature and complexity of the complaint and the issues raised therein. Any complaints submitted pursuant to this policy that do not relate to a violation will be returned to the Reporting Person, unless the Reporting Person’s identity is unknown.

(ii)	The Chief Compliance Officer may enlist employees of the Adviser and outside legal, accounting and other advisors/sub-advisors, as appropriate, to conduct an investigation of a complaint.

(iii)	The results of each investigation will be reported timely to the Chief Compliance Officer, which will then apprise the Chief Executive Officer, and prompt and appropriate remedial action will be taken as warranted in the judgment of the Chief Executive Officer or as otherwise directed by the Chief Compliance Officer. Any actions taken in response to a complaint will be reported to the Reporting Person to the extent allowed by law, unless the complaint was submitted on an anonymous basis.

(iv)	An Inside Reporting Person who is not satisfied with the outcome of the initial investigation or the remedial action taken with respect thereto, if any, may submit directly to the Chief Compliance Officer for its review a written complaint with an explanation of why the investigation or remedial action was inadequate. An Inside Reporting Person may submit a revised complaint on an anonymous basis in his sole discretion. The Inside Reporting Person should forward the revised complaint to the attention of the Chief Compliance Officer in the same manner as set out above for the original complaint.

(v)	The Chief Compliance Officer will review the Reporting Person’s revised complaint, together with documentation of the initial investigation, and determine in its sole discretion if the revised complaint merits further investigation. The Chief Compliance Officer will conduct a subsequent investigation to the extent and in the manner it deems appropriate. The Chief Compliance Officer may enlist employees of the Adviser and outside legal, and sub-advisors, as appropriate, to undertake the subsequent investigation. The Chief Compliance Officer or its designated representative will inform the Reporting Person of any remedial action taken in response to a Revised Complaint to the extent allowed by law, unless the complaint was submitted on an anonymous basis.

Retention of Complaints

The Chief Compliance Officer will maintain all complaints received, tracking their receipt, investigation, and resolution. All complaints and reports will be maintained in accordance with the Adviser’s confidentiality and document retention policies.

Unsubstantiated Allegations

If a Reporting Person makes a complaint in good faith pursuant to this policy and any facts alleged therein are not confirmed by a subsequent investigation, no action will be taken against the Reporting Person. In submitting complaints, Reporting Persons should exercise due care to ensure the accuracy of the information reported. If, after an investigation, it is determined that a complaint is without substance or was made for malicious or frivolous reasons or otherwise submitted in bad faith, the Reporting Person could be subject to disciplinary action. Where alleged facts reported pursuant to this policy are found to be without merit or unsubstantiated:

(i) the conclusions of the investigation will be made known to both the Reporting Person, unless the complaint was submitted on an anonymous basis, and, if appropriate, to the persons against whom any allegation was made in the complaint; and (ii) the allegations will be dismissed.

Reporting and Annual Review

The Chief Compliance Officer will submit periodic reports to the Chief Executive Officer of all complaints and any remedial actions taken in connection therewith. This policy will be reviewed annually by the Chief Compliance Officer, taking into account the effectiveness of this policy in promoting the reporting of Compliance Violations of the Adviser, but with a view to minimizing improper complaint submissions and investigations.

6.	Code Notification and Access Person Certifications

Access Persons shall receive a copy of the Code upon hire, annually, and as amended. Each Access Person shall certify they have read the Code, understand it, recognize they are subject to it, and have complied with all applicable requirements.

Adopted January 23, 2019

As Amended March 31, 2023, July 1, 2023, and August 1, 2023.